UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number 001-35722

CHINA INFORMATION TECHNOLOGY, INC.
(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On May 17, 2017, upon approval by its Compensation Committee, China Information Technology, Inc. granted options to purchase an aggregate of 960,000 ordinary shares (the “Options”) under the Company’s 2016 Equity Incentive Plan to certain employees (the “Optionees”) of the Company including Options to purchase 240,000 ordinary shares granted to Mr. Guangzeng Chen, the Company’s Chief Technology Officer.

In connection with the grant, the Company and each of the Optionees entered into separate standard share option agreement (the “Option Agreement”). Pursuant to the Option Agreement, the Options will be exercisable at the fair market value of the Company's ordinary shares on the date of the grant ($0.99 per share) with 40% of the Options vesting 12 months after the date of grant, 30% vesting 24 months after the date of grant and the remaining 30% vesting 36 months after the date of grant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2017	CHINA INFORMATION TECHNOLOGY, INC.

	By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer